CORPORATE ACCOUNTING	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

December 10, 2010

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2009

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on November 12, 2010 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Pharmaceutical Products

Clinical portfolio, p 42

1.

We acknowledge your response to our comment one and we reissue our comment in part. Although you indicate for various reasons that it would be speculative and may be potentially misleading to readers to provide forward-looking information regarding your product pipeline, we do not understand how the disclosure of historical costs incurred on your projects would be speculative or potentially misleading to investors. As previously requested, please provide us proposed disclosure of the costs incurred on each project discussed on pages 42 and 45 during each period presented and to date. In addition, please provide proposed disclosure that highlights the risks and uncertainties you identify in making estimates of future project costs and information regarding potential future regulatory approvals and cash flows.

Response:

Sanofi-Aventis’ research and development expenses amounted to €4,583 million in 2009, of which the greatest part (€4,091 million) related to research and development in the pharmaceuticals segment. Vaccines segment research and development expenses represented substantially all of the remainder (€491 million) as disclosed in the breakdown for the years presented in our Form 20-F.

174, avenue de France - 75013 PARIS - FRANCE - Tél. : +33 1.53.77.40.00 - Fax : +33 1.53.77.41.33 - www.sanofi-aventis.com

Sanofi-aventis - Siège Social : 174, avenue de France - 75013 Paris - France - S.A. au capital de 2 621 491 268 € - 395 030 844 R.C.S. Paris - code APE 7010 Z

While total research and development expenses have been essentially stable compared to 2008 (€4,575 million) and 2007 (€4,537 million), the proportionate share of the vaccines segment has increased slightly (10.7% in 2009, compared to 9.3% in 2008 and 9.5% in 2007) reflecting on the one hand cost savings in the pharmaceuticals segment due to cost controls and reduced clinical trial costs as a result of discontinuation of some projects following the portfolio review, and on the other hand the addition of Acambis to the Vaccines segment and increased influenza vaccine clinical trials related to the pandemic. While research and development expenses have been largely stable over the three years under review, they represented a decreased portion of net sales in 2009 (15.6% compared to 16.6% in 2008 and 16.2% in 2007), although there can be no assurance that this trend will continue.

The projects disclosed on page 42 and 45 constitute our clinical portfolio of 49 pharmaceutical and vaccine products under development (phase I through registration) as of the end of 2009, following the comprehensive review of the Group’s portfolio performed in 2009. This portfolio is diversified and encompasses various distinct fields (metabolic disorders, oncology, cardiovascular, thrombosis, central nervous system, internal medicine, ophthalmology and vaccines). Our research and development program does not focus on a specific area and/or product and we confirm that none of our products under development individually represents a significant portion of our research and development expenses for the years presented. Therefore, the addition of disclosure regarding costs incurred on each project would not provide investors with significant information.

In the future, to the extent that the research and development expenses for a particular project are significant and meaningful, we will include appropriate disclosure.

The likelihood that any of our product candidates will be launched in any particular countries, at any particular time is subject to significant risks and uncertainties, such as the risk of failure for safety and/or effectiveness reasons, uncertainties regarding the timing and requirements of the regulatory review process and competitive launch timings of generic products and brand-name drugs. See Item 3.D “Risk Factors — Risks Relating to Our Business—We may fail to adequately renew our product portfolio whether through our own research and development or through the making of acquisitions or strategic alliances.” All these factors impact the cost of the projects and possible net cash inflows. We propose to insert in our 2011 Form 20-F filing a cross reference in Item 4.B to item 3.D by including the following disclosure: “As described in the “Risk Factors — Risks Relating to Our Business — We may fail to adequately renew our product portfolio whether through our own research and development or through the making of acquisitions or strategic alliances.” our product development efforts are subject to the risks and uncertainties inherent in any new product development program”.

Notes to the Consolidated Financial Statements

D.5. Impairment of property, plant and equipment, goodwill and intangibles, F-50

2.

We acknowledge your response to our comment five. In your response, you indicate that impairment testing using an after-tax discount rate is used as a screening test. Where an impairment is indicated as a result of the screening test and a pre-tax cash flow calculation is expected to give a materially different result, the test is re-performed using a pre-tax discount rate. Under IAS 36, impairment occurs when the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. As IAS 36 does not contemplate a screening approach, please explain how your methodology complies with IAS 36. In your response, please explain to us, once you have a potential impairment based on your post-tax cash flow analysis, how you can expect a pre-tax cash flow calculation to be materially different from that post-tax cash flow calculation. Also, please explain to us how you address the risk that a pre-tax cash flow analysis indicates an impairment but your post-tax cash flow analysis does not, so you do not perform the assessment of whether there is a material difference between your utilized post-tax cash flow analysis and the required pre-tax cash flow analysis.

Response:

As described in our accounting policy B.6.1 related to impairment of goodwill and intangible assets, the recoverable amount of an asset or a cash generating unit is assessed using the higher of the fair value less costs to sell or its value in use for impairment testing.

We would like to bring some further clarification regarding the determination of discount rates in the context of our impairment testing process.

As stated in IAS 36 BCZ85, “discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of future tax cash flows” and we believe that we are complying with the requirements of IAS 36 on the following basis:

•

For goodwill impairment testing, we start our impairment test by determining the value in use. We perform the value in use calculations on post tax cash flows and using a post-tax discount rate, analyze the difference between the value in use and the carrying amount of goodwill (we refer to this difference as the “Headroom”, which is illustrated by the sensitivity analysis disclosed in note D.5.). If value in use were to be lower than the carrying amount of goodwill, we would determine a fair value less cost to sell to determine the recoverable amount if it is higher. The “Headroom” has been significantly positive and consequently we have not had to determine fair value less cost to sell.

We also perform a calculation of the pre-tax rate using the methodology proposed in the example included in BCZ85, but did not previously disclose it, as post-tax rates are the most commonly used rates for the information of investors. We propose to disclose in future filings such pre-tax rates.

•

Regarding other intangible assets, when there is an indication of impairment, in order to determine the value in use, we use estimates of future cash flows generated by the asset, using methods consistent with those used in the initial measurement and we deduct the expected cash tax payments from the forecasted pre-tax cash flows to determine a value in use in accordance with the principles disclosed in IAS 36 BCZ 81 – 84 and the example described in BCZ 85.

The expected cash tax payments included in our impairment testing are based on a notional tax rate which includes the notional tax benefits that would be derived from the amortization of the related intangible assets if the tax bases of such assets were equal to their value in use.

Given the specific nature of our intangible assets, we believe that in most of the cases there is no market observable data related to such intangibles and that internal data related to cash flows from such products used for value in use determination, should be used also for fair value less cost to sell. Consequently we consider that recoverable amount is substantially equal to value in use.

As explained above we determine the pre tax discount rate equivalent to our post tax rate using the methodology described in BCZ85.

Based on the guidance described above we believe that our impairment test are in accordance with IAS 36.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes
Vice President, Corporate Accounting

Copy:

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

•	Sasha Parikh, SEC Staff Accountant

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